Exhibit 99.1

GW Pharmaceuticals Receives Investigational New Drug (IND) from FDA for Phase 2/3 Clinical Trial of Epidiolex® in the Treatment of Dravet Syndrome

London, UK; 7 May 2014: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing, and commercializing novel therapeutics from its proprietary cannabinoid product platform, today announced that the Company has received confirmation from the U.S. Food and Drug Administration (FDA) that its Investigational New Drug application (IND) is now open for Epidiolex in the treatment of Dravet Syndrome, a rare and catastrophic treatment-resistant form of childhood epilepsy. GW expects to commence a Phase 2/3 clinical trial in the second half of 2014.

Epidiolex has already received orphan drug designation from the FDA for the treatment of Dravet syndrome.

“The acceptance of this IND by the FDA is a significant milestone for Epidiolex and for children with Dravet syndrome for whom existing anti-epileptic medicines often do not provide adequate relief,” stated Justin Gover, GW’s Chief Executive Officer. “This journey began with requests from the U.S. epilepsy physician and patient community to utilize Epidiolex and has now led to GW embarking on its own formal development program with a view to seeking market authorization from the FDA as rapidly as possible. We are committed to providing a prescription cannabidiol (CBD) medicine for children with Dravet syndrome who have exhausted all other therapeutic options.”

The Phase 2/3 trial is a two-part randomized double-blind, placebo-controlled parallel group dose escalation, safety, tolerability, pharmacokinetic and efficacy trial of single and multiple doses of Epidiolex to treat Dravet syndrome in children who are being treated with other anti-epileptic drugs. Part one comprises the pharmacokinetic and dose-finding elements of the trial in a total of 30 patients over a 3 week treatment period. Part two is a placebo-controlled safety and efficacy evaluation of Epidiolex over a 3 month treatment period in a total of 80 patients. All patients who participate in the study will be eligible to receive Epidiolex under a long term open label extension protocol.

GW anticipates commencing an additional Phase 3 trial in Dravet syndrome in the first quarter of 2015 in parallel with part two of the first Phase 2/3 trial.

In addition to Dravet syndrome, GW plans to conduct a clinical development program for Epidiolex in the treatment of Lennox-Gastaut syndrome (LGS). Following receipt earlier in 2014 of orphan drug designation by the FDA in LGS, GW expects to hold a pre-IND meeting with the FDA for Epidiolex in the treatment of LGS in mid-2014, and aims to conduct two Phase 3 trials in LGS during 2015.

About Dravet syndrome

Dravet syndrome, also known as Severe Myoclonic Epilepsy of Infancy (SMEI), is a rare and catastrophic form of epilepsy for which there is currently no cure. Seizures begin in the first year of life in an otherwise typically developing infant. Initial seizures are most often prolonged events (status epilepticus) and, in the second year of life, other seizure types emerge. All seizure types are remarkably resistant to medical therapy and the prognosis for Dravet syndrome is poor. Individuals with Dravet syndrome face a higher incidence of SUDEP (sudden unexplained death in epilepsy) and have associated co-morbid conditions, which also need to be properly managed. Children with Dravet syndrome do not outgrow this condition and it affects every aspect of their daily lives.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 25 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex which has received Orphan Drug Designation from the FDA for the treatment of Dravet and Lennox-Gastaut syndromes, severe, drug-resistant epilepsy syndromes. GW’s product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type-2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic and commercial value of the company’s compounds including Epidiolex®, the development and commercialization of Epidiolex, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) + 44 20 3727 1000
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations (US)	401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (US)	212 850 5657

Trout Group, LLC (US investor relations)
Todd James / Chad Rubin	646 378 2900